November 28, 2016

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
 Washington, D.C. 20549

Attn:	W. John Cash Accounting Branch Chief, Office of Manufacturing and Construction

Dear Mr. Cash:

On behalf of our client, Caesarstone Ltd. (the “Company” or “Caesarstone”), we are  submitting this letter in response to the additional comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated November 18, 2016 (the “Comment Letter”) relating to the Annual Report on Form 20-F for the year ended December 31, 2015 filed by the Company on March 7, 2016 (the “Annual Report”).

Set forth below is the response of the Company to the comments in the Comment Letter. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response.  The Company has reviewed this letter and authorized us to make the statements set forth herein to you on its behalf.

Form 20-F for the Year Ended December 31, 2015

Consolidated Financial Statements, page F-1

Note 10: Commitments and Contingent Liabilities, page F-35

1.
We note your current disclosures and responses to prior comments 4-6. Please revise future filings to clearly identify contingencies for which you believe it is reasonably possible you may incur a loss, or an additional loss in excess of amounts accrued, that could be material to your financial statements and to:

•	Identify the contingencies for which you can estimate a reasonably possible loss or range of loss and quantify such amounts. This disclosure may be presented on an aggregated basis; and
•	Identify the contingencies for which you cannot estimate a reasonably possible loss or range of loss and explain why an estimate cannot be provided.
Refer to ASC 450-20-50-4.

U.S. Securities and Exchange Commission
November 28, 2016

Response:

The Company respectfully acknowledges the Staff’s comment and will revise future filings accordingly as applicable.

Claims related to alleged silicosis injuries – individual claims, page F-35

2.	We note your response to prior comment five regarding claims related to alleged silicosis injuries. Please revise future filings to:
•	Disclose and discuss significant assumptions you used to determine amounts accrued;
•	Disclose and discuss significant assumptions you used to determine insurance receivables recorded, including the extent of and changes in your insurance coverage by period;
•
If applicable, disclose and discuss the reasons for and impact of changes in significant assumptions you use to determine amounts accrued and receivables recorded that materially impact your financial statements; and

•	Confirm and clarify that your accounting for, and disclosures related to, unasserted claims comply with ASC 450-20-25-2, ASC 450-20-50-6, and ASC 450-20-55-2.

Response:

The Company respectfully acknowledges the Staff’s comment and will revise future filings accordingly as applicable.

* * *

Please do not hesitate to contact Colin Diamond at (212) 819-8754 with any questions or comments regarding this letter.

Sincerely,

/s/ Colin Diamond
 Colin Diamond